John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A member firm of The 1940 Act Law Group
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778  Fax: 913.660.9157
john.lively@1940actlawgroup.com

September 9, 2016

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: Rule 477 Request by World Funds Trust to withdraw Form N-1A with respect to the CBOE Vest Enhanced Funds

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby respectfully requests the withdrawal of Post Effective Amendment No. 197 filed to the Trust’s Registration Statement on Form N-1A relating to 13 new portfolio series to be known as CBOE Vest Enhanced Funds as filed with the Commission on September 9, 2016 via EDGAR (accession number: 0001209286-16-001349). Post Effective Amendment No. 197 was inadvertently filed prior to inclusion of all necessary language in the Prospectuses and SAI.

If you have any questions regarding this request for withdrawal please contact the undersigned at (913) 660-0778 or john.lively@1940actlawgroup.com.

/s/ John H. Lively

On behalf of The Law Offices of John H. Lively & Associates, Inc.